Exhibit 99.2

British Columbia Securities Commission
Ontario Securities Commission

Toronto Stock Exchange

May 8, 2015

Dear Sirs / Mesdames:

Re: Norsat International Inc. Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting of shareholders of Norsat International Inc. (the “Company”) held on May 6, 2015. The report on the voting results is as follows:

1. Election of Directors

A poll was conducted with respect to the election of directors. According to proxies received and the poll conducted, the following individuals were elected as directors of the Company until the next annual general meeting of shareholders with the following results:

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	2,423,508	99.84	3,830	0.16
Joseph Caprio	2,418,246	99.63	9,092	0.37
Amiee Chan	2,424,079	99.87	3,259	0.13
James Topham	2,420,398	99.71	6,940	0.29
Shannon Susko	2,420,746	99.73	6,592	0.27

3. Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed auditors of the Company for the ensuing year and the directors are authorized to determine their remuneration with 2,922,546 (99.40%) votes cast in favour and 17,727 (0.60%) votes withheld.

3. Continuation of the Company’s Stock Option Plan

A poll was conducted with respect to the continuation of the Company’s Stock Option Plan dated May 9, 2012 as disclosed in the Company’s information circular. According to the proxies received and the poll conducted, the continuation of the Company’s Stock Option Plan was accepted with 2,386,899 (98.33%) votes cast in favour and 40,439 (1.67%) votes against.

Norsat International Inc.

“Arthur Chin”

Arthur Chin
Chief Financial Officer